# UNITED STATES OF AMERICA
## BEFORE THE
## SECURITIES AND EXCHANGE COMMISSION

July 1, 2021

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In the Matter of

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|---|---|
| **Accustem Sciences Ltd.**<br>**107 Cheapside, 9th Floor**<br>**London EC2V 6DN United Kingdom** | **ORDER DECLARING REGISTRATION EFFECTIVE PURSUANT TO SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED** |

File No: 000-562257

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      Accustem Sciences Ltd. has filed with the Commission a registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934 relating to its American Depositary Shares.

      Accustem Sciences Ltd. requests that the registration statement be made effective prior to the expiration of sixty days after filing with the Commission.

      The request for acceleration, which if granted would subject the registration statement to Section 18 of the Act sooner than it would be otherwise, appears to be appropriate in the public interest and for the protection of investors.  Therefore, it is ORDERED that the registration statement shall become effective immediately.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Suzanne Hayes
Office Chief